FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of SEPTEMBER, 2003

ADRIAN RESOURCES LTD. (File #: 0-26296)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

1.

News Release Dated September 5, 2003,

2.

Notice of Special Meeting of Shareholders Dated September 10, 2003,

3.

News Release Dated September 24, 2003,

4.

Interim Financial Statements for the Period Ended July 31, 2003.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

ADRIAN RESOURCES LTD.

(Registrant)

Date: October 2, 2003

By:

“James G. Stewart”

Its:

Secretary

(Title)

ADRIAN RESOURCES LTD.

#2000 – 1055 West Hastings Street, Vancouver, B.C. V6E 2E9

Phone:  (604) 331-8772, Fax:  (604) 331-8773

October 2, 2003

SECURITIES AND EXCHANGE COMMISSION                               VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.

20549

Dear Sir or Madam:

RE:

Adrian Resources Ltd. – (File #0-26296)

Form 6-K

On behalf of Adrian Resources Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Yours truly,

ADRIAN RESOURCES LTD.

Signed:  “James G. Stewart”

Per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor’s Corporation (w. 3 copies)

OTC/BB Filings, Attention:  Pam Morris

Gowling Lafleur Henderson Attn:  Rod McKeen

ADRIAN RESOURCES LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

September 5, 2003	Trading Symbol: TSX – ADL

NEWS RELEASE

Adrian Resources Ltd. (“Adrian”) is pleased to report that it has, subject to regulatory approval, arranged a non-brokered private placement of 8,333,333 units at a price of $0.15 per unit to generate gross proceeds of $1,250,000.  Each unit will consist of one common share of the Company and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share for a period of two years.

Adrian has agreed to pay Canaccord Capital Corp. (“Canaccord”) a finder’s fee of 10% in respect of 2,000,000 units of the gross proceeds and issue a broker’s warrant entitling the purchase of up to 200,000 shares of Adrian at a price of $0.25 per share for a period of two years.  Adrian has also agreed to pay a finder’s fee, in cash, of 10% in respect of the balance of the placement.

Adrian is also pleased to report that it has, subject to regulatory and shareholder approval, arranged a further non-brokered private placement of 6,666,666 units at a price of $0.15 per unit to generate gross proceeds of $1,000,000.  Adrian has agreed to pay a finder’s fee and issue a 10% broker’s warrant  to Canaccord on a portion of this second placement and to pay a finder’s fee, in cash, of 10% in respect of the balance of the placement.

The net proceeds from this private placement will be used primarily to fund Adrian’s obligations with respect to its Petaquilla property and the costs of exploration of other gold and base metal exploration properties in Panama.

On behalf of the Board of Directors of

ADRIAN RESOURCES LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

ADRIAN RESOURCES LTD.

Suite 2000 - 1055 West Hastings Street, Vancouver, B.C., V6E 2E9   Tel: (604)331-8772  Fax: (604)331-8773

September 10, 2003

To:

All Applicable Securities Commissions

and

To:

Toronto Stock Exchange

“VIA SEDAR”

And TSX Datalinx

 Fax (416) 947-4708

Dear Sirs:

Re:

Special Meeting of Shareholders

We advise that the directors of the Company have fixed the record and meeting dates for the Special  Meeting of Shareholders as follows:

1.	Meeting Type	:	Special Meeting
2.	Class of Securities Entitled to Receive Notice:	:	Common Shares
3.	Class of Securities Entitled to Vote	:	Common Shares
4.	CUSIP Number	:	00733 P 108
5.	Record Date for Notice	:	October 8, 2003
6.	Record Date for Voting	:	October 8, 2003
7.	Beneficial Ownership Determination Date	:	October 8, 2003
8.	Meeting Date	:	November 12, 2003
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Special

If you require any further information, please contact the undersigned.

Yours sincerely,

ADRIAN RESOURCES LTD.

“Elizabeth Anderson”

Elizabeth Anderson

Administrative Assistant

cc:

Ginna Tiongco, Computershare Trust Company of Canada

Gowlings, att: Rod McKeen & Corporate Records

David Harris, Davidson & Company, Chartered Accountants (fax 604-687-6172)

U.S. Regulatory Authorities (with Form 6K)

ADRIAN RESOURCES LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

September 24, 2003	Trading Symbol: TSX – ADL

NEWS RELEASE

Adrian Resources Ltd. (“Adrian”) is pleased to report that it has completed the non-brokered private placement of 8,333,333 units at a price of $0.15 per unit to generate gross proceeds of $1,250,000.  Each unit consists of one common share of Adrian and one half warrant, every full warrant entitling the purchase of an additional common share of Adrian at a price of $0.25 per share up to September 24, 2005. In connection with this private placement, Adrian has agreed to pay finders’ fees totalling $90,000 and to issue to Canaccord a broker’s warrant entitling the purchase of up to 300,000 shares of Adrian at a price of $0.25 per share up to September 24, 2005.

The  exercise of the warrants and broker warrants is subject to the approval of Adrian’s shareholders which will be sought at a Special General Meeting to be held on November 12, 2003. The common shares forming part of the units, and any common shares acquired on the exercise of the warrants forming part of the units, or on the exercise of the broker warrants, are subject to a four-month hold period expiring on January 24, 2004.

The net proceeds from this private placement will be used primarily to fund Adrian’s obligations with respect to its Petaquilla property and the costs of exploration of other gold and base metal exploration properties in Panama.  This placement is the first part of the larger private placement announced September 5, 2003.  The balance of 6,666,666 units is expected to close following the Special General Meeting mentioned above.

Adrian also reports that it has agreed, subject to regulatory approval, to grant incentive stock options entitling the purchase of up to 1,180,000 common shares exercisable at a price of $0.23 per share at any time up to and including September 24, 2008.

Adrian is also pleased to report that Ken Morgan has joined Adrian’s Board of Directors.

On behalf of the Board of Directors of

ADRIAN RESOURCES LTD.

“James Stewart”

____________________

James G. Stewart, Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

ADRIAN RESOURCES LTD.

FINANCIAL STATEMENTS

Six months ended July 31, 2003

(Unaudited – Prepared by Management)

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Balance Sheets As At

(Expressed in Canadian Dollars, Unaudited)

	July 31, 2003	January 31, 2003

ASSETS
Current Assets:
Cash and cash equivalents	$ 244,862	$ 222,024
Receivables	38,117	34,496
Prepaid expenses	9,121	15,022
	292,100	271,542

Capital assets	49,579	56,340
Performance bond – restricted cash	766,557	868,758

	$ 1,108,236	$ 1,196,640

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$ 135,814	$ 81,260
Other accrued liabilities	46,986	46,986
Total current liabilities	182,800	128,246

Shareholders’ Equity
Capital stock
Authorized
100,000,000 common shares without par value
Issued
33,340,543 common shares	48,842,442	48,842,442

Contributed surplus	48,290	48,290

Deficit	(41,676,907)	(41,533,949)
	7,213,825	7,356,783
Treasury stock, at cost	(6,288,389)	(6,288,389)
Repurchased, not cancelled – 1,660,200 Common shares	925,436	1,068,394
	$ 1,108,236	$ 1,196,640

Going concern (note 1)

Approved by the Board of Directors

     “Chet Idziszek”         Director                             ‘James G. Stewart”          Director

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Statements of Loss and Deficit

For the periods ended July 31

(Expressed in Canadian Dollars, Unaudited )

	Three Months Ended July 31, 2003	Three Months Ended July 31, 2002	Six Months Ended July 31, 2003	Six Months Ended July 31, 2002

EXPENSES
Accounting and legal	$ 12,300	$ 10,802	$ 13,561	$ 15,268
Bank charges and interest	165	189	356	340
Depreciation	3,437	4,615	6,762	9,080
Filing fees	6,315	11,118	13,997	19,273
Insurance	-	-	-	900
Investor relations	-	283	1,834	2,218
Office administration	210	1,022	5,402	1,215
Property – Petaquilla	-	-	9,384	20,753
Rent	7,899	8,411	16,310	16,822
Shareholder information	5,911	12,924	5,911	13,023
Transfer agent’s fees	4,711	4,805	5,882	6,085
Wages and benefits	5,231	925	10,660	1,481
	46,179	55,094	90,059	106,458

OTHER INCOME (EXPENSE)
Interest income	17,911	18,618	32,267	36,316
Foreign exchange (loss) gain	(18,397)	11,017	(85,166)	(5,322)
Stock-based compensation	-	-	-	(19,303)
	(486)	29,635	(52,899)	11,691

Loss for the period	(46,665)	(25,459)	(142,958)	(94,767)

Deficit - Beginning of period	(41,630,242)	(41,389,155)	(41,533,949)	(41,319,847)

Deficit – End of period	(41,676,907)	(41,414,614)	(41,676,907)	(41,414,614)

Loss per share	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.00)

ADRIAN RESOURCES LTD.

(An exploration stage company)

Consolidated Statements of Cash Flows

For the periods ended July 31

(Expressed in Canadian Dollars, Unaudited)

	Three Months Ended July 31, 2003	Three Months Ended July 31, 2002	Six Months Ended July 31, 2003	Six Months Ended July 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Loss for the period	$ (46,665)	$ (25,459)	$ (142,958)	$ (94,767)
Items not affecting cash
Amortization of discount on bond included in interest income	(3,069)	(3,455)	(6,093)	(6,763)
Depreciation	3,436	4,615	6,761	9,080
Foreign exchange on bond	14,941	(10,154)	69,202	4,871
Stock-based compensation	-	-	-	19,303
Change in non-cash operating working capital items:
Prepaid expense	95	(119)	5,901	58
Receivables	7,867	11,209	(3,621)	(2,441)
Accounts payable and accrued liabilities	35,009	6,458	54,554	(1,107)
	11,614	(16,905)	(16,254)	(71,766)

CASH FLOWS FROM INVESTING ACTIVITIES:

Proceeds from reduction in performance bond	39,092	44,009	39,092	44,009

Increase (decrease) in cash and cash equivalents	50,706	27,104	22,838	(27,757)

Cash and cash equivalents - Beginning of period	194,156	137,796	222,024	192,657

Cash and cash equivalents - End of period	$ 244,862	$ 164,900	$ 244,862	$ 164,900

ADRIAN RESOURCES LTD.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (unaudited)

For the six months ended July 31, 2003

1.         Going concern

At July 31, 2003, the Company has working capital of $109,300.  The Company will have to raise additional funds to meet its planned corporate and administrative expenses for the coming year and to undertake further exploration and subsequent development of mineral properties.  Management is pursuing such additional sources of financing and while it has been successful in the past there can be no assurance that it will be able to do so in the future.  Accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

These interim consolidated financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future.  These interim consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

2.

      Interim unaudited consolidated financial statements

These interim consolidated financial statements do not contain all the information required for the annual financial statements and should be read in conjunction with the financial statements for the year ended January 31, 2003.

3.

Significant accounting policies

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements of the Company.

4.

Capital Stock

The Company’s authorized share capital consists of 100,000,000 common shares without par value and 20,000,000 preferred shares without par value.

	Number of Shares	Amount

Balance, January 31, 2003 and July 31, 2003	33,340,543	$ 48,842,442

ADRIAN RESOURCES LTD.

(An exploration stage company)

Notes to the Interim Consolidated Financial Statements (unaudited)

For the six months ended July 31, 2003

5.

Related Party Transactions

a)  The Company paid rent expense of $11,215 (2002 - $16,822) to a company related by virtue of common directors.

b)   As at July 31, 2003, accounts payable includes $46,478 due to related parties.

6.

Segmented Information

The Company has one operating segment, the exploration and development of mineral  resource properties, principally in Latin America.    As at July 31, 2003, all fixed assets were held in Canada.

7.

Subsequent Event

On September 24, 2003, the Company closed a non-brokered private placement of 8,333,333 units at a price of $0.15 per unit to generate gross proceeds of $1,250,000.  Each unit consists of one common share and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share up to September 24, 2005.  In connection with this private placement, the Company has paid finders’ fees totaling $125,000 and issued broker’s warrants entitling the purchase of up to 300,000 shares of the Company at a price of $0.25 per share up to September 24, 2005.

ADRIAN RESOURCES LTD.

(the “Company”)

MANAGEMENT DISCUSSION FOR

THE SIX MONTHS ENDED JULY 31, 2003

The Company’s business is the acquisition, exploration, exploration management, development and sale of mineral properties.  Since its acquisition of an interest in its Petaquilla Property in Panama in 1992, the Company's primary focus has been exploring and developing the Petaquilla Property.    In January 1998, a bankable final feasibility study on the Petaquilla Property was completed by H.A. Simons Ltd. on behalf of Teck Corporation (“Teck”).  Teck has the right to acquire one-half of the Company's interest in the Petaquilla Property by funding the Company's share of the cost of placing Petaquilla into production.  Teck is entitled to elect and has elected to defer, for one further year, its decision whether or not to place Petaquilla into production and thereby complete its acquisition of one half of the Company's interest in Petaquilla.  The deferral is based on Teck's view that current depressed copper prices and the expectation that the copper over-supply situation will continue to necessitate delaying a production decision.

In June 2002, the Company announced that it had, subject to regulatory approval, arranged a brokered private placement of 23,333,333 units at a price of $0.15 per unit to generate gross proceeds of $3,500,000.  This placement did not close, however, subsequent to the end of the period, the Company completed a non-brokered private placement of 8,333,333 units at a price of $0.15 per unit to generate gross proceeds of $1,250,000.  Each unit consists of one common share of the Company and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share until September 24, 2005. In connection with this private placement, the Company paid finders’ fees totalling $125,000 and issued a broker’s warrant entitling the purchase of up to 300,000 shares of the Company at a price of $0.25 per share up to September 24, 2005.  Exercise of the warrants issued in connection with this placement are subject to shareholder approval which will be sought at a special general meeting of the Company’s shareholders to be held November 12, 2003.

In addition, the Company has, subject to regulatory and shareholder approval, arranged a further non-brokered private placement of 6,666,666 units at a price of $0.15 per unit to generate gross proceeds of $1,000,000.  Approval of this second placement will also be sought at the special general meeting of the Company’s shareholders to be held November 12, 2003.

OPERATIONS AND FINANCIAL CONDITION

At July 31, 2003, the Company had total assets of $1,108,236 as compared with $1,196,640 at January 31, 2003.  This decrease is primarily attributable to general and administrative expenses.  Working capital at July 31, 2003 decreased to $109,300 from working capital of $143,296 at January 31, 2003 as a result of general and administrative expenses incurred by the Company.  The Company's largest cash outflow in the three and six month periods ended July 31, 2003 was as a result of general and administrative expenses of $46,179 and $90,059, respectively.  During the three and six month periods ended July 31, 2002 the Company’s largest cash outflow was as a result of general and administrative expenses of $55,094 and $106,458, respectively.

During the three and six month periods ended July 31, 2003, the Company recorded interest income of $17,911 and $32,267, respectively, and a foreign exchange loss of $18,397 and $85,166, respectively.  During the three and six month periods ended July 31, 2002, the Company recorded interest income of $18,618 and $36,316, respectively, a foreign exchange gain of $11,017 and a foreign exchange loss of $5,322, respectively, and stock-based compensation of nil and $19,303, respectively.

Expenses for the six month period ended July 31, 2003 were $90,059, down from $106,458 for the six month period ended July 31, 2002 due primarily to reduced filing fees and costs associated with the Petaquilla Property.  The net loss for the six month period ended July 31, 2003 was $142,958 or $0.01 per share as compared with a net loss for the six month period ended July 31, 2002 of $94,767 or $0.00 per share.

Expenses for the three month period ended July 31, 2003 were $46,179, down from $55,094 for the three month period ended July 31, 2002.    However, the net loss for the three month period ended July 31, 2003 was $46,665 or $0.00 per share, largely as a result of foreign exchange losses, as compared with a net loss for the three month period ended July 31, 2002 of $25,459 or $0.00 per share.

CAPITAL STOCK

The Company did not issue any securities during the three or six month periods ended July 31, 2003.

LIQUIDITY AND CAPITAL RESOURCES

In management’s view, given the nature of the Company’s activities, which consist of the acquisition, exploration, exploration management, development, and sale of mineral properties, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources.  The Company does not currently own or have an interest in any mineral producing properties and has not derived any revenues from the sale of gold, copper or other materials in the last three financial years.

The Company’s mineral exploration activities have been funded through sales of common shares, and the Company expects that it will continue to be able to utilize this source of financing until it develops cash flow from its operations.  There can be no assurance, however, that the Company will be able to obtain required financing in the future on acceptable terms, or at all.  The Company will require additional financing during the upcoming fiscal year for general and administrative expenses and to fund its share of the costs of maintaining the Petaquilla Property pending a production decision by Teck.  Accordingly, there is substantial doubt about its ability to continue as a going concern.

While the Company has been successful in raising the necessary funds to finance its exploration activities to date, there can be no assurance that it will be able to continue to do so.  If such funds are not available or cannot be obtained and its joint venture arrangements are insufficient to cover the costs of the Company’s mineral exploration activities, the Company will be forced to curtail its exploration activities to a level for which funding is available or can be obtained.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company's liquidity will be substantially determined by the timing of any production decision on its Petaquilla Property which, in turn, will be substantially determined by the price of copper.

SUBSEQUENT EVENT

Subsequent to the end of the period, the Company completed a non-brokered private placement of 8,333,333 units at a price of $0.15 per unit to generate gross proceeds of $1,250,000.  Each unit consists of one common share of the Company and one half warrant, every full warrant entitling the purchase of an additional common share of the Company at a price of $0.25 per share until September 24, 2005. In connection with this private placement, the Company paid finders’ fees totalling $125,000 and issued a broker’s warrant entitling the purchase of up to 300,000 shares of the Company at a price of $0.25 per share up to September 24, 2005.  Exercise of the warrants issued in connection with this placement are subject to shareholder approval which will be sought at a special general meeting of the Company’s shareholders to be held November 12, 2003.

In addition, the Company has, subject to regulatory and shareholder approval, arranged a further non-brokered private placement of 6,666,666 units at a price of $0.15 per unit to generate gross proceeds of $1,000,000.  Approval of this second placement will also be sought at the special general meeting of the Company’s shareholders to be held November 12, 2003.

The net proceeds from these private placements will be used primarily to fund the Company’s obligations with respect to its Petaquilla property and the costs of exploration of other gold and base metal exploration properties in Panama.